ELLSWORTH GROWTH AND INCOME FUND LTD.

One Corporate Center

Rye, New York 10580-1422

November 24, 2020

VIA EDGAR AND ELECTRONIC MAIL

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.

(File Nos. 333-248511 and 811-04656)

Dear Mr. Orlic:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ellsworth Growth and Income Fund Ltd. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on November 25, 2020, or as soon thereafter as reasonably practicable.

Very truly yours,

Ellsworth Growth and Income Fund Ltd.

By:	/s/ James A. Dinsmore
Name: James A. Dinsmore
Title: President (Principal Executive Officer)